

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

June 11, 2007

Shunqing Zhang
President and Chief Executive Officer
Point Acquisition Corporation
c/o No. 88 Gengsheng Road,
Dayugou Town, Gongyi, Henan,
People's Republic of China 451271

RE: Point Acquisition Corporation
        Registration Statement on Form S-1
        File No. 333-134053
        Filed: May 12, 2006

Dear Mr. Zhang:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements based on interim data through March 31, 2007 in accordance with Rule 3-12 of Regulation S-X.

Prospectus Summary, page 5

2. Please clarify whether you had any operations and/or revenue from operations prior to your reverse acquisition.

Risk Factors, page 9

3. Please include a risk factor discussing that you are a development stage company, first produced your fracture proppant products in 2006 and that none have been sold.

Our customers, especially the steel producers, have ever increasing demand for new products, so to compete successfully…, page 10

4. Please disclose whether you have been negatively impacted by the facts discussed in this risk factor. Please review the remainder of your risk factors and revise or delete as appropriate in order to make each risk factor currently material.

We might fail to adequately protect our intellectual property…, page 12

5. Please disclose with more specificity the risks posed here. For instance, please disclose whether you have been or are in any intellectual property disputes and describe the impact an adverse outcome has had or would have on you. Additionally, please disclose when your patents are to expire.

We depend heavily on key personnel…, page 13

6. This risk factor appear to be generic in nature and equally applicable to all businesses. For instance, since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals?

Changes in China's political or economic…, page 14

7. Please briefly disclose the impact, if any, the facts discussed have had on your business.

Selling Stockholders, page 18

8. Please disclose the natural person that has investment control over the shares being sold by Ultra DTD, LLC.

Description of Business, page 27

Our History, page 27

9. We note that you are under the contractual obligation to register shares of your common stock as well as shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with the April 25, 2007 private placement. Please disclose whether these shares are included in the shares being registered in this resale offering.

Business Review, page 28

10. We note from your disclosure on page 34 that most of your sales are to customers in China. Please briefly disclose the percentage breakdown that each of the regions discussed here represent of your overall business.

Overview of Refractory Products and the Refractory Product Industry, page 29

11. Please disclose whether the information on the web sites you discuss is being incorporated into your prospectus.

Our Competitive Strengths, page 32

12. Please disclose the basis for your statement that you posses a leading market position in the monolithic refractory marketplace.

13. If material, disclose the estimated amount of money spent on research and development in each of the last three fiscal years. Please refer to Item 101(c)(xi) of Regulation S-K.

14. Please discuss whether and the extent to which you are dependent on one or a few customers. Please refer to Item 101(c)(vii) of Regulation S-K.

Our Competition, page 33

15. We note your statement that your industry contains over 1,500 manufacturers and is highly fragmented. To the extent possible, disclose your competitive condition in each of your product segments. Also, disclose whether and the extent to which any of your major competitors are dominant in a segment or industry. Please refer to Item 101(c)(x) of Regulation S-K.

Our Suppliers of Raw Materials, page 35

16. Please discuss the extent to which you are able to pass on materials' price increases to your customers.

Management's Discussion and Analysis and Results of Operations, page 40

Results of Operations, page 42

17. Please discuss in greater detail the factors that led to material changes from period to period in your financial statement line items. For example, we note the increase in sales revenues in year-end 2006 versus year-end 2005. Please disclose the factors which led to strong increase in contract maintenance sales and sales of shaped refractory products, describe your "contract maintenance" business, the factors comprising your cost of sales, change in gross profits, and

general and administrative expenses. Please revise for each period and line item discussed here and in the Liquidity and Capital Resources section. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in the line item.

18. Please enhance your management's discussion and analysis disclosures by quantifying the amount of increases or decreases in general and administrative expenses, amortization and depreciation expense, recovery of provision for bad debts and selling expenses and include an explanation of the underlying reasons for the changes. Please refer to Item 303 of Regulation S-K.

19. Please discuss and analyze your results for each reportable segment. Your disclosures for each segment should quantify the reasons for significant changes in sales revenues, cost of sales and gross profit in terms of the amount of increase or decrease due to prices, volume, foreign currency, and other factors. Please include explanation of the underlying reasons for significant changes. Please also quantify the amount of increases or decreases in expenses for each segment and include an explanation of the underlying reasons for the changes. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 45

20. Please disclose the material covenants on your credit facilities.

21. You disclosed that you had no long-term debt and that your debt to equity ratio was zero in 2006. However, you had short-term secured debt and short-term non-interest bearing debt. Given that debt to equity ratios are typically computed based on long-term and short-term sources of financing please revise your disclosure that your debt to equity ratio was zero.

Seasonality of our sales, page 50

22. Briefly state the reasons for the seasonal decrease in customer demand for your products.

Compensation Discussion and Analysis, page 56

23. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation. Specifically, we note no discussion of base salary determination. Please provide sufficient quantitative and qualitative analysis of the factors Mr. Zhang considered in making base salary determinations. Your disclosure should include a reasonably detailed discussion of significant factors, *e.g.*, the extent to which compensation compares to that of other companies, achievement of business objectives, individual performance, and other internal and external factors, in ultimately approving particular pieces

of compensation for each of the named executive officers and why Mr. Zhang believes that the amounts paid to each named executive officer are appropriate in light of the various items that were considered. The Compensation Discussion and Analysis should explain and place in context how each element of compensation was considered, how particular payout levels were determined.

24. Please supplementally confirm that you have complied with Item 402(c)(2)(ix)(A) of Regulation S-K regarding perquisites.

Financial Statements

General

25. You disclosed on page 57 that you provide certain retirement benefits to all employees based on the number of years of service. Please disclose your accounting policies for this plan, including when you recognize liabilities associated with your obligations under this plan. Please refer to SFAS 87 and SFAS 132 (R).

Consolidated Statements of Operations, page F-4

26. You described maintenance service capabilities as a competitive strength on page 32 and disclosed that maintenance services are part of your growth strategy on page 33. If sales from maintenance services represent more than 10% of sales, please separately state these sales and cost of sales in the Consolidated Statements of Earnings in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

27. Please disclose the income statement line item used to record exchange gains and losses on foreign currency transactions and, if material, the amount of such gains/losses. Please refer to paragraph 30 of SFAS 52.

28. Please disclose your accounting policy for shipping and handing costs. Please refer to EITF 00-10.

29. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses and selling expenses line items. In doing so please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in

cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as general and administrative expenses and selling expenses.

Consolidated Balance Sheets, page F-6

30. You disclosed advances to staff in the other receivables and prepayments line item. Advances to staff should be presented separately in the balance sheet in accordance with Rule 5.02 of Regulation S-X. Please also ensure that this revision is properly reflected in your statements of cash flows.

Consolidated Statements of Cash Flows, page F-7

31. On page F-30 you disclosed that $502,139 of other payables and accrued expenses relate to your current construction activities. Amounts accrued for capital expenditures that have not been paid for at year-end should be excluded from the total change in other payables and accrued expenses and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95.

Note 11 – Know-how, page F-27

32. You disclosed that you purchased technical know-how for cash consideration of $320,500. Please tell us, in a comprehensive manner, the following:
    - the specific technical skills acquired;
    - why you believe that this technical knowledge provides future economic value;
    - how you determined the technical know-how meets the contractual-legal criterion and/or the separability criterion of paragraph 39 of SFAS 141;
    - how you determined that this technical know-how has an indefinite life given your risk factor disclosures regarding fierce competition and your need to continually introduce new, innovative and high performance products to successfully compete.

- The highly competitive environment and short life cycle for your products appears to be inconsistent with your indefinite life assumption based on the guidance in paragraph 11 of SFAS 142. Since know-how is not a recognized intangible asset, please revise your description of this asset by referring to SFAS 141, including Exhibit A.

Note 22 – Commitments and Contingencies, page F-33

33. You disclosed that management believes that there are no probable liabilities that will have an adverse effect on your financial position or operating results. Revise your disclosure to clarify whether you believe that the resolution of any legal proceedings will have a material adverse effect on your cash flows.

Note 23- Segment Information, page F-34

34. Please provide the enterprise-wide product-line disclosures for each group of similar products and services as required by paragraph 37 of SFAS 131. Enterprise-wide disclosures are appropriate under paragraph 101 of SFAS 131 for all enterprises that offer a range of products and services. This disclosure should include revenues from principal groups of products and services, such as those described under Product Summary Business on pages 31 and 32.

Shares Eligible for Future Sale, page 61

35. We note your disclosure that 237,271 shares of your outstanding stock may be sold pursuant to Rule 144 of the Securities Act. Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company and that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Similarly, we also believe that shareholders who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your filing to disclose the Division's position summarized above.

Item 15. Recent Sales of Unregistered Securities, page II-1

36. Please disclose the exercise price of the warrants issued to Mr. Murray.

Closing Comments

We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez at (202) 551-3752 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or the undersigned Legal Branch Chief at (202) 551-37767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Louis A. Bevilacqua, Esq.
        (202) 508-4321